# SEC Schedule 13G/A (Amendment No. 12) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: H&E Equipment Services, Inc., CIK 0001339605
CUSIP: 404030108
Title of class of securities: Common Stock, par value $.01 per share
Address of issuer's principal executive offices: 7500 Pecue Lane, Baton Rouge, Louisiana (LA), 70809
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-14-007923
Filed by CIK 0001349155

## Reporting persons
- John M. Engquist: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,479,707; shared voting power 0; sole dispositive power 2,479,707; shared dispositive power 0; aggregate amount beneficially owned 2,479,707 (6.8% of the class)

## Item 1. Issuer
Name of issuer: H&E Equipment Services, Inc.
Address of issuer's principal executive offices: 7500 Pecue Lane, Baton Rouge, LA 70809

## Item 2. Person Filing
Name of person filing: John M. Engquist
Address of principal business office or, if none, residence:
7500 Pecue Lane
Baton Rouge, LA 70809
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,479,707
Percent of class: 6.8
Sole power to vote or to direct the vote: 2,479,707
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,479,707
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- John M. Engquist: /s/ John M. Engquist, Exec. Chairman of the Board (01/06/2025)